No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF December 2004

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On December 2, 2004, Honda Motor Co., Ltd. announced the release of a special edition of the popular 50cc Monkey leisure bike, featuring the distinctive colors of the CB750F, a bike Freddie Spencer rode to victory at the 1982 AMA (American Motorcyclist Association) Daytona Superbike 100. (Ref. #M04-038)

Exhibit 2:

On December 3, 2004, Honda Motor Co., Ltd. announced that it implemented acquisition of its outstanding company stock pursuant to the provisions of Article 211-3, Paragraph 1, Item 2 of the Japanese Commercial Code.

Exhibit 3:

On December 6, 2004, The Honda CR-V manufactured and sold by Dongfeng Honda Automobile (Wuhan) Co., Ltd., the automobile production and sales joint venture of Honda and Dongfeng Motor Corp. in China, was named “SUV of the Year” for 2005 in China by Auto Club – Motor Trend magazine. (Ref. #C04-087)

Exhibit 4:

On December 9, 2004, Wuyang-Honda Motors (Guangzhou) Co., Ltd., a motorcycle production and sales joint venture between Honda and Guangzhou Motors Group Company announced that it began construction of a new plant with the goal of improving efficiency and preparing for potential capacity expansion in the future. (Ref. #C04-090)

Exhibit 5:

On December 10, 2004, Honda Motor Co., Ltd. announced that Hero Honda Motors Ltd., a Honda motorcycle production and sales joint venture in India, commemorated the company’s 20th anniversary, together with two key production milestones – cumulative production of 10 million units, and production of 5 million units of the Splendor model. (Ref. #C04-091)

Exhibit 6:

On December 15, 2004, Honda Motor Co., Ltd., announced the development of new technologies for the next-generation ASIMO humanoid robot, targeting a new level of mobility that will better enable ASIMO to function and interact with people by quickly processing information and acting more nimbly in real-world environments. (Ref. #C04-092)

Exhibit 7:

On December 16, 2004, Honda Motor Co., Ltd., announced the addition of a new body color for the off-road XR250 and the on-road XR250 Motard sports bikes. (Ref. #M04-040)

Exhibit 8:

On December 17, 2004, Honda Motor Co., Ltd. announced that the Japanese Ministry of Land, Transport and Infrastructure certified the next-generation Honda FC Stack-equipped FCX fuel cell vehicle, which is capable of starting in sub-freezing temperatures, for use on public roads. (Ref. #A04-059)

Exhibit 9:

On December 20, 2004, Honda Motor Co., Ltd. and the Hokkaido Prefectural Government announced an agreement whereby Honda will lease to the Prefecture the next-generation Honda FC Stack-equipped FCX fuel cell vehicle, which is capable of starting in sub-freezing temperatures. (Ref. #A04-060)

Exhibit 10:

On December 20, 2004, Honda Motor Co., Ltd. announced its 2004 forecast and 2005 plan in both sales and production (Ref. #C04-094)

Exhibit 11:

On December 20, 2004, Honda Motor (China) Investment Co., Ltd. (HMCI), a Honda subsidiary in China, announced plans to establish a branch in Shanghai with the aim of strengthening its function as the regional headquarters for Honda’s motorcycle business in China. (Ref. #C04-095)

Exhibit 12:

On December 20, 2004, Honda Motor Co., Ltd. announced that Honda Siel Cars India Ltd. (HSCI), a Honda automobile production and sales subsidiary in India, plans to expand its annual automobile production capacity from the current 30,000 units to 50,000 units by the end of 2005 through expansion of the existing plant and by bolstering its weld and paint equipment. (Ref. #C04-096)

Exhibit 13:

Summary of 2004 year end CEO speech which was held on December 20, 2004.

Exhibit 14:

On December 24, 2004, Honda Motor Co., Ltd. announced production, domestic sales, and export results for the month of November 2004. (Ref. #C04-097)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD )

/s/ Satoshi Aoki
Satoshi Aoki
Senior Managing and
Representative Director

Date: January 18, 2005

ref. #M04-038

Limited Edition 50cc Monkey Leisure Bike in CB750F Colors

December 2, 2004—Honda Motor Co., Ltd. has announced the release of a special edition of the popular 50cc Monkey leisure bike, featuring the distinctive colors of the CB750F, a bike Freddie Spencer*1 rode to victory at the 1982 AMA*2 Daytona Superbike 100. With a production run of 2,500 units, the new bike will be a special limited edition and available starting Friday, December 3, 2004.

This special edition Monkey features CB750F colors on various parts of the bike: a striped-silver tank, dauntless black handlebars, muffler, turn signals, and mirrors, and a striking red and black rear suspension. Topped by a special seat with a carbon-like surface, the new Monkey also bears Freddie Spencer’s signature on a tank sticker and the key. The special edition Monkey will provide great riding pleasure and owner satisfaction.

Since being released in 1967, the Monkey has been a hit with countless riders spanning a varied customer profile, thanks to its appealing, compact body, environment-friendly 4-stroke engine, and a 4-speed gear shift for big-bike style performance.

*1	Wins 500cc Motorcycle Grand Prix World Championship in 1983; wins both the 250cc and 500cc Motorcycle Grand Prix World Championships in 1985.
*2	American Motorcyclist Association

Special edition Monkey

• Annual sales target (Japan):	2,500 units

• Manufacturer’s suggested retail price:	¥210,000 (¥200,000 before consumption tax)

*	Prices are for reference only and do not include insurance, taxes (except consumption tax) registration or other fees.

Publicity photographs and materials for the special edition Monkey are available at the following URL:

http:// www.honda.co.jp/PR/

(This site is intended exclusively for the use of journalists.)

Specifications

Model name		Honda Monkey
Model type		Honda BA-AB27
L x W x H	(m)	1.365×0.600×0.850
Wheelbase	(m)	0.895
Ground clearance	(m)	0.150
Seat height	(m)	0.660
Vehicle weight	(kg)	63
Dry weight	(kg)	58
Number of riders		1
Turning radius	(m)	1.4
Engine type		AB27E, air-cooled, 4-stroke OHC single-cylinder
Displacement	(cm3)	49
Bore x stroke	(mm)	39.0×41.4
Compression ratio		10.0
Max. Power output	(kW[PS]/rpm)	2.3[3.1]/7,500
Max. torque	(N•m[kg•m]/rpm)	3.1[0.32]/6,000
Fuel consumption	(km/l)	90.0 (30km/h at constant altitude)
Carburetor type		PB3J
Starter		Primary kick
Ignition		CDI-type magnetic ignition
Lubrication		Force-feed and splash
Oil capacity	(l)	4.5
Clutch		Wet single plate with coil springs
Transmission		Constant mesh, 4-speed return
Gear ratios	1 2 3 4	3.272 1.937 1.350 1.043
Reduction (Primary/Final)		4.312/2.384
Caster angle (degrees) /Trail (mm)		25°00´/42
Tire size	Front Rear	3.50-8 35J 3.50-8 35J
Brake	Front Rear	Mechanical, leading/trailing Mechanical, leading/trailing
Suspension	Front Rear	Telescopic Swing arm
Frame		Backbone

December 3, 2004

Notice Regarding the Purchase of Treasury Stock

Tokyo, December 3, 2004— Honda Motor Co., Ltd. today announced that it implemented acquisition of its outstanding company stock as follows pursuant to the provisions of Article 211-3, Paragraph 1, Item 2 of the Commercial Code.

(1) Type of shares acquired

Common stock of Honda Motor Co., Ltd.

(2) Period of acquisition

From November 2, 2004 to November 30, 2004

(3) Aggregate number of shares acquired

1,857,000 shares

(4) Aggregate amount of acquisition

9,641,624,000 yen

(5) Method of acquisition

Purchase on the Tokyo Stock Exchange

Reference:

Resolution at the meeting of the Board of Directors held on October 27, 2004.

(1) Type of shares to be acquired

Common stock of Honda Motor Co., Ltd.

(2) Maximum number of shares to be acquired

6,250,000 shares

(3) Maximum amount of acquisition

25 billion yen

(4) Period of acquisition

From November 2, 2004 to January 18, 2005

Number of Common Stock having been acquired from the date of resolution at the meeting of the Board of Directors (October 27, 2004) up to November 30, 2004.

(1) Aggregate number of shares acquired

1,857,000 shares

(2) Aggregate amount of acquisition

9,641,624,000 yen

Ref.#C04-087

Dongfeng Honda’s CR-V Named Auto Club magazine’s

2005 “SUV of the Year” in China

December 6, 2004 — The Honda CR-V manufactured and sold by Dongfeng Honda Automobile (Wuhan) Co., Ltd., the automobile production and sales joint venture of Honda and Dongfeng Motor Corp. in China, has been named “SUV of the Year” for 2005 in China by Auto Club – Motor Trend magazine.

The “Car of the Year” award in China is presented by Auto Club magazine, published by the People’s Daily in association with the U.S.-based Motor Trend magazine. Judges including many automotive engineering experts make selections in two categories – passenger cars and SUVs — based on the same selection criteria as the Car of the Year award in the U.S. This is the third year for the award in China.

Dongfeng Honda began production of the CR-V in April 2004 as its first model and has sold 9,000 units over the last seven months between May, when the model was introduced in China, and November – making it the best selling model in the mid-to high-end SUV category.

Ref.#C04-090

Wuyang-Honda Begins Construction of New Motorcycle Plant

Guangzhou, December 9, 2004 — Wuyang-Honda Motors (Guangzhou) Co., Ltd., a motorcycle production and sales joint venture between Honda and Guangzhou Motors Group Company, today announced that it has begun construction of a new plant with the goal of improving efficiency and preparing for potential capacity expansion in the future. An investment of 200 million R.M.B. (approximately 2.56 billion yen), the new plant will become operational in spring 2006, with an annual production capacity of 700,000 units.

The new 69,000 m2 plant will be located on a 320,000 m2 lot in the Xintang Industrial Area of Zeng Cheng, 50 km east of the existing plant. The layout of the new plant will accommodate almost all production processes within one building. A major improvement of efficiency is expected to be achieved by synchronizing welding, painting, engine assembly and motorcycle assembly. The new plant will have two assembly lines – an integrated motorcycle/scooter line to be relocated from the existing plant and a new line dedicated to motorcycles. In addition, the building and lot for the new plant will be designed in order to accommodate future capacity expansion.

The existing plant was built by Guangzhou Motors Group Company in 1989, and has been expanded several times since Wuyang-Honda assumed operations in 1992, when the joint venture company was established. However, due to the rapid growth of production, which has doubled in the last five years and is expected to exceed 500,000 units in 2004, the existing plant was approaching its capacity limits. In addition to this capacity issue, the decision to relocate the plant related to environmental issues concerning surrounding areas that have been impacted by recent urbanization and to logistics and the supply of electric power.

Wuyang-Honda has been producing 100 to 125 cc motorcycles and scooters since 1992 and achieved the cumulative production milestone of 3 million units, June 22, 2004. The production plan for 2004 is 545,000 units, a 37.6% increase from 2003, with the company exporting more than 40,000 units to 36 countries, including the export of scooters to Japan.

Wuyang-Honda Motors (Guangzhou) Co., Ltd.

Established:	July 1992
Location:	Guangzhou, China
Capital Investment:	US$30 million (approximately 3.15 billion yen)
Capitalization Ratio:	50% Honda Motor Co., Ltd.
50% Guangzhou Motors Group Company
Representative:	Yoji Kawai, President
Business:	Production and sales of motorcycles
Employment:	Approx. 3,000 associates (as of November 2004)
Annual Capacity:	600,000 units
(new plant will have capacity of 700,000 units in 2006)
Production Models:	@Stream (125cc scooter), SCR100 (100cc scooter), MCR125, GL125, CGL125, CG125 (125cc motorcycle)
Spacy 100 (100 cc scooter for export)

This release are available at the following URL:

http://www.honda.co.jp/PR/

(This site is intended exclusively for the use of journalists.)

Ref.#C04-091

Hero Honda Commemorates 20th Anniversary

Together With Cumulative Production of 10 Million Units

New Delhi, December 10, 2004 — Honda Motor Co., Ltd. today announced that Hero Honda Motors Ltd., a Honda motorcycle production and sales joint venture in India, commemorated the company’s 20th anniversary, together with two key production milestones – cumulative production of 10 million units, and production of 5 million units of the Splendor model. Honda Motor Co., Ltd. President & CEO Takeo Fukui and Hero Honda Chairman Brijmohan Lall Munjal joined with more than 2,000 Hero Honda associates and business partners at a ceremony at Hero Honda’s Gurgaon Plant.

Based on Honda’s longstanding commitment to “build products close to the customer,” Honda established Hero Honda as a joint venture in India in 1984, and began local production in 1985. Hero Honda expanded its operation focusing primarily on smaller motorcycles, with annual production in 2003 reaching a Honda world record for a single location of 1.85 million units. At the end of November, year-to-date production for this year totaled 2.26 million units, already surpassing the previous yearly record total set in 2003.

“The 10 million unit production milestone was achieved because Indian customers recognized the quality and value of motorcycles produced by Hero Honda,” said Fukui. “I would like to express my sincere appreciation to our distributors, customers, associates, and partners who supported this achievement.”

Hero Honda Motors Ltd.

Established:	January 1984
Start of Production:	May 1985
Location:	New Delhi, India
Capital Investment:	399.375 million rupee
Capitalization Ratio:	26% Honda Motor Co., Ltd.
26% Hero Group.
48% other shareholders
Representative:	Brijmohan Lall Munjal, Chairman
Pawan Kant Munjal, President
Akio Kazusa, Vice-President
Business:	Production and sales of motorcycles
Employment:	Approx. 7,500 associates (as of November 2004)
Annual Capacity:	2.5 million units (two plants with capacity of 1.25 million each)
Production Models:	Splendor (100cc), CD-Dawn (100cc) and others

This release are available at the following URL:

http://www.honda.co.jp/PR/

(This site is intended exclusively for the use of journalists.)

ref. #C04-092

Honda Reveals Technologies Next-Generation ASIMO

Tokyo, December 15, 2004 — Honda Motor Co., Ltd. today announced the development of new technologies for the next-generation ASIMO humanoid robot, targeting a new level of mobility that will better enable ASIMO to function and interact with people by quickly processing information and acting more nimbly in real-world environments.

Key technologies include:

1) “Posture Control” technology* making it possible to run in a natural human-like way

2) “Autonomous Continuous Movement” technology enabling flexible route to destination

3) Enhanced visual and force sensor technologies enabling smoother interaction with people

1.	Posture Control technology:

The combination of newly developed high-response hardware and the new Posture Control technology enables ASIMO to proactively bend or twist its torso to maintain its balance and prevent the problems of foot slippage and spinning in the air, which accompany movement at higher speeds. ASIMO is now capable of running at a speed of 3km/hour. In addition, walking speed has been increased from the previous 1.6km/hour to 2.5km/hour.

2.	Autonomous Continuous Movement technology:

The next-generation ASIMO can maneuver toward its destination without stopping by comparing any deviation between the input map information and the information obtained about the surrounding area from its floor surface sensor. Moreover, ASIMO can now autonomously change its path when its floor surface sensor and visual sensors located in its head detect obstacles.

Running at 3km/hour	Stepping in the direction being pulled or pushed

3.	Enhanced visual sensor and force sensor technologies allow for smoother interaction with people:

By detecting people’s movements through visual sensors in its head and force (kinesthetic) sensors which have been newly added to its wrists, ASIMO can now move in sync with people allowing it to give or receive an object, shake hands in concert with a person’s movement and step forward or backward in response to the direction its hand is pulled or pushed.

By continuing to advance these new technologies, Honda will pursue development of an ASIMO that will be useful to people.

♦	Key specifications of the new model:

1.	Running speed:	3km/hour (airborne time: 0.05 second)
2.	Normal walking speed:	current model 1.6km/hour — new model 2.5km/hour
3.	Height:	130cm (current model: 120cm)
4.	Weight:	54kg (current model 52kg)
5.	Continuous operating time:	1hour (current model 30 min)
6.	Operating degrees of freedom:	Total 34 degrees of freedom (current model: Total 26)
	• Hip rotational joint:	Increased walking speed was achieved by the proactive rotation of the hips in addition to swinging of the arms, which cancel the reaction force generated when the legs swing forward during running or walking.
	• Wrist bending joint:	Due to two additional axes in each wrist, the movement of the wrist area is more flexible.
	• Thumb joint:	Previously, one motor operated all five fingers. With addition of a motor that operates the thumb independently, ASIMO can now hold objects of various shapes.
	• Neck joint:	With an additional axis added to its neck joint, ASIMO’s expressiveness has been enhanced.

*	More about the new Posture Control technology:

In order to realize “running”, two major obstacles had to be overcome. One was an accurate leap and the absorption of the landing impact, and the second was prevention of the slipping and spinning which accompany movement at higher speeds.

1.	Accurate leap and absorption of landing impact:

In order to run, a robot has to be able to repeat the movements of pushing off the ground, swinging its legs forward, landing within a very short time cycle and without any delay, absorbing the instantaneous impact shock of landing. With a newly developed high-speed processing circuit, highly-responsive and high-power motor drive unit, in addition to light-weight and highly rigid leg structure, Honda realized highly accurate and responsive hardware with performance levels more than four times faster compared to that of the previous model.

2.	Prevention of spinning and slipping:

Due to reduced pressure between the bottom of the feet and floor, spinning and slipping are more likely to happen right before the foot leaves the floor and right after the foot lands on the floor.

Overcoming the problem of spinning and slipping was the biggest control element challenge related to increasing running speed. Combining Honda’s independently developed theory of bipedal walking control with proactive bending and twisting of the torso, Honda developed a new control theory which enables stable running, while preventing slipping.

Through these technologies, ASIMO is now capable of smooth human-like running at a speed of 3km/hour. Moreover, walking speed was increased from the previous 1.6km/hour to 2.5km/hour.

When a human runs, the step cycle is 0.2 to 0.4 seconds depending on one’s speed, and the airborne time, when both feet are off the ground, varies between 0.05 to 0.1 seconds. The step cycle of ASIMO is 0.36 seconds with an airborne time of 0.05 seconds, which are equivalent to that of a person jogging.

Publicity photographs and materials concerning this release are available at the following URL:

http://www.honda.co.jp/PR/

(This site is intended exclusively for the use of journalists.)

ref. #M04-040

New Body Color for the XR250 and XR250 Motard

Tokyo, December 16, 2004—Honda Motor Co., Ltd. has announced the addition of a new body color for the off-road XR250 and the on-road XR250 Motard sports bikes. The exceptional driving performance of these bikes will be available in either a traditional Black or new Extreme Red color scheme starting Friday, December 17, 2004.

Adopted from Honda’s CRF-series motocross bikes, the new Extreme Red coloring features a CRF-series stripe across the tank shroud and a white meter visor for a distinctly competitive image. The traditional Black coloring has been modified to include an exclusive racing stripe along the tank shroud and high-quality gold wheel trim. In addition, a black protector applied to the front fork of the XR250 Motard endows this bike with a dauntless presence.

The XR250 off-road sport bike is the product of technology cultivated in some of the world’s most demanding rallies and races. The XR250 Motard is a modification of the off-road bike that applies 17” on-road tires to both the front and rear wheels to effect a Super Motard* image.

* Super Motard:	A bike race that has recently become popular, mainly in Europe, featuring off-road bikes with small-diameter wheels and on-road tires that compete for speed over asphalt and dirt surfaces.

XR250	XR250 Motard

•	Annual sales target for series (Japan): 3,000 units

•	Manufacturer’s suggested retail price

XR250	¥535,500 (¥510,000 before consumption tax)
XR250 Motard	¥546,000 (¥520,000 before consumption tax)

*	Prices are for reference only and do not include insurance, taxes (except consumption tax) registration or other fees.

Publicity materials regarding the XR250 and XR250 Motard are available at the following URL:

http://www.honda.co.jp/PR

(This site is intended exclusively for the use of journalists.)

Specifications

Model Name		XR250	XR250•Motard
Model Type		Honda BA-MD30
L x W x H	(m)	2.175×0.805×1.190	2.110×0.790×1.150
Wheelbase	(m)	1.425
Ground Clearance	(m)	0.285	0.240
Seat Height	(m)	0.875	0.855
Vehicle Weight	(kg)	133	134
Dry Weight	(kg)	119	120
Number of Riders		2
Min. Turning Radius	(m)	2.2
Engine Type		MD17E (air-cooled 4-stroke OHC single-cylinder)
Displacement	(cm3)	249
Bore x Stroke	(mm)	73.0×59.5
Compression Ratio		9.3
Maximum Power	(Kw[PS]/rpm)	21[28]/8,000
Maximum Torque	(N•m[kg]/rpm)	25[2.6]/7,000
Fuel Consumption	(km/l)	40.0 (60 km/h constant-altitude driving)
Carburetor Type		VE88
Starting		Self-starting type
Ignition		CDI battery ignition
Lubrication System		Pressure feed (dry sump)
Fuel Tank Capacity	(l)	9.7
Clutch		Wet-type, multi-plate and coil spring
Transmission		Constant mesh, 6-speed return
Gear Ratio	1st 2nd 3rd 4th 5th 6th	2.769 1.882 1.380 1.083 0.923 0.814
Differential (primary/secondary)		3.100/3.076	3.100/3.000
Castor Angle (degrees)/Trail (mm)		26°30´/105	25°15´/71
Tire Size	Front Rear	3.00-21 51P 4.60-18 63P	110/70-17M/C 54H 130/70-17M/C 62H
Braking System	Front Rear	Hydraulic disc Hydraulic disc
Suspension	Front Rear	Telescopic Swing arm (Pro-Link)
Frame		Semi double cradle

ref. #A04-059

Honda FC Stack-equipped FCX, Featuring Sub-freezing Temperature

Operation Capability, Certified for Use on Public Roads by Japan’s

Ministry of Land, Infrastructure and Transport

December 17, 2004—Honda Motor, Co. Ltd. today announced that the Japanese Ministry of Land, Transport and Infrastructure has certified the next-generation Honda FC Stack-equipped FCX fuel cell vehicle, which is capable of starting in sub-freezing temperatures, for use on public roads. Honda plans to offer the new FCX for lease in various regions starting in 2005, including those with cold winter climates.

Honda has been leasing the FCX in the United States and Japan since December 2002. Honda has been testing the new Honda FC Stack-equipped FCX in cold weather since last year, demonstrating its advanced functionality, including the capacity to start and operate at sub-zero temperatures. Now that the Honda fuel cell vehicle can be offered in areas where temperatures fall below zero, another important step has been taken toward large-scale commercialization.

Complementing the high-efficiency advanced operation of the Honda FC Stack, the hydrogen and oxygen delivery systems and the entire fuel cell system have been made more efficient, elevating the new vehicle’s torque energy efficiency, a measure of the extent to which energy is converted to torque, to 55%1, which is approximately twice that of a hybrid vehicle and three times that of a gasoline-engine vehicle. The driving range of the new FCX is 430km1, some 20% higher than the 355km range of the previous model2. The ultra capacitor provides over 10% more energy storage, and the motor features 20kW higher output than the previous model, and acceleration performance is significantly improved.

Honda FC Stack-equipped FCX

The new FCX also features a newly developed Traction Control System, which helps ensure ideal torque transmission even on snowy roads and other slippery surfaces. Monitoring wheel rotation, the system adjusts transmission of torque from the motor to maximize traction for a smoother and more stable ride. Other new features, including a Honda HDD Navigation System featuring voice recognition and programmed to indicate the location of hydrogen stations, provide occupants enhanced convenience and peace of mind.

[1]	LA-4 mode, Honda internal calculations
[2]	Refers to the FCX vehicle equipped with a Ballard fuel cell stack, available since 2002

<Honda FC Stack-equipped FCX: Specifications>

Number of occupants		4 persons
Maximum speed		150km/h
Motor	Max. output Max. torque Type	80kW(109PS) 272N•m(27.7kg•m) AC synchronous electric (Honda-made)
Fuel cell stack	Type Output	Proton Exchange Membrane fuel cell (Honda-made) 86kW
Fuel	Type Storage Capacity	Compressed hydrogen gas High-pressure hydrogen tank (350 atmospheres) 156.6 liters
Dimensions (L x W x H, mm)		4165 x 1760 x 1645
Energy storage		Ultra capacitor (Honda-made)
Vehicle range*		430km
*	LA-4 mode, Honda internal calculations

Publicity materials relating to the certification of the Honda FC Stack-equipped FCX are available at the following URL:

http://www.honda.co.jp/PR

(This site is intended exclusively for the use of journalists.)

ref. #A04-060

Honda FC Stack-equipped FCX, Featuring Sub-freezing Temperature

Operation Capability, to be Leased to Hokkaido Prefecture

December 20, 2004—Honda Motor, Co. Ltd. and the Hokkaido Prefectural Government today announced an agreement whereby Honda will lease to the Prefecture the next-generation Honda FC Stack-equipped FCX fuel cell vehicle, which is capable of starting in sub-freezing temperatures. The vehicle is to be delivered at the end of January, 2005. Honda is also commissioning the Prefecture’s participation in the ongoing road testing of the new FCX and the collection of data relevant to its sub-freezing temperature start up and operational capabilities and hydrogen supply.

The Japanese Ministry of Land, Transport and Infrastructure certified the next-generation Honda FC Stack-equipped FCX fuel cell vehicle for use on public roads earlier this month, and Honda is planning to lease vehicles to customers in various regions, including those experiencing cold winter weather, in 2005. The operation of the vehicle by the third party Hokkaido Prefecture is seen as an opportunity to verify the performance of the FCX in various winter driving conditions.

Honda has been leasing the FCX in the United States and Japan since December 2002. Having demonstrated the sub-freezing start up and operational capability of the new Honda FC Stack-equipped FCX, and upon receiving the required certification, Honda delivered an FCX vehicle to the State of New York earlier this month. Honda plans to expand its lease program to include customers in a wider range of regions as it continues to work toward large-scale fuel cell vehicle commercialization.

Honda FC Stack-equipped FCX

Complementing the high-efficiency advanced operation of the Honda FC Stack, the hydrogen and oxygen delivery systems and the entire fuel cell system have been made more efficient, elevating the new vehicle’s torque energy efficiency, a measure of the extent to which energy is converted to torque, to 55%1, which is approximately twice that of a hybrid vehicle and three times that of a gasoline-engine vehicle. The driving range of the new FCX is 430km1, some 20% higher than the 355km range of the previous model2. The ultra capacitor provides over 10% more energy storage, and the motor features 20kW higher output than the previous model, and acceleration performance is significantly improved.

< Honda FC Stack-equipped FCX: Specifications >

Number of occupants		4 persons
Maximum speed		150km/h
Motor	Max. output Max. torque Type	80kW(109PS) 272N•m(27.7kg•m) AC synchronous electric(Honda-made)
Fuel cell stack	Type Output	Proton Exchange Membrane fuel cell(Honda-made) 86kW
Fuel	Type Storage Capacity	Compressed hydrogen gas High-pressure hydrogen tank(350 atmospheres) 156.6 liters
Dimensions (L x W x H, mm)		4165 x 1760 x 1645
Energy storage		Ultra-capacitor(Honda-made)
Vehicle range[1]		430km
[1]	LA-4 mode, Honda internal calculations
[2]	Refers to the FCX vehicle equipped with a Ballard fuel cell stack, available since 2002

Publicity materials relating to the Honda FC Stack-equipped FCX are available at the following URL:

http://www.honda.co.jp/PR

(This site is intended exclusively for the use of journalists.)

December 20, 2004

Ref.# C04-094

2004/2005 SALES & PRODUCTION

	2003	2004			2005
<Global Sales (million units)>	Result	Forecast		% Change	Plan		% Change
Motorcycles & ATVs	approx. 8.67	approx. 10.70	*	123%	approx. 12.50	*	117%
Automobiles	approx. 2.91	approx. 3.16	*	109%	approx. 3.40	*	108%
Power Products	approx. 5.00	approx. 5.50	*	110%	approx. 6.00	*	109%
Total	approx. 16.58	approx. 19.36	*	117%	approx. 21.90	*	113%

Note: The 2004 motorcycle forecast for the Honda brand excludes Sundiro brand figures.					*New record
The 2003 results have been adjusted to be consistent with the reporting guidelines adopted for the current year.

	2003	2004			2005
<Motorcycles & ATVs>	Result	Forecast		% Change	Plan		% Change
	(Units)	(Units)			(Units)
Japan sales	421,247	390,000		92.6%	390,000		100.0%
Export sales	399,864	340,000		85.0%	400,000		117.6%
Motorcycles Total	821,111	730,000		88.9%	790,000		108.2%
ATVs	307,728	340,000	*	110.5%	340,000		100.0%
Motorcycle & ATV Total	1,128,839	1,070,000		94.8%	1,130,000		105.6%
KD sets	7,440,630	8,950,000	*	120.3%	8,270,000		92.4%

					* New record

Japan production[1]	667,370	580,000		86.9%	650,000		112.1%
Overseas production[2]	8,074,254	10,195,000	*	126.3%	12,090,000	*	118.6%
Global production[3]	8,741,624	10,775,000	*	123.3%	12,740,000	*	118.2%

1 Completely built unit (CBU) + complete knock-down (CKD)					* New record

2 CBU production at local plants (excluding overseas CKD)

[3] Domestic production plus overseas production

Note: The 2004 motorcycle forecast for the Honda brand excludes Sundiro brand figures.

The 2003 results have been adjusted to be consistent with the reporting guidelines adopted for the current year.

	2003	2004			2005
<Automobiles>	Result	Forecast		% Change	Plan		% Change
	(Units)	(Units)			(Units)
Passenger cars & light trucks[4]	479,895	480,000		100.0%	522,000		108.8%
Mini vehicles	255,087	260,000		101.9%	248,000		95.4%
Japan sales	734,982	740,000		100.7%	770,000		104.1%
Export sales	465,653	510,000		109.5%	510,000		100.0%
Total	1,200,635	1,250,000		104.1%	1,280,000		102.4%
KD sets	1,571,520	1,780,000	*	113.3%	1,980,000	*	111.2%

[4] Import car sales are included in passenger cars & light trucks							* New record

Japan production[5]	1,170,941	1,240,000		105.9%	1,270,000		102.4%
Overseas production[6]	1,797,375	1,940,000	*	107.9%	2,150,000	*	110.8%
Global production[7]	2,968,316	3,180,000	*	107.1%	3,420,000	*	107.5%

[5] Completely built unit (CBU) + complete knock-down (CKD) [6] CBU production at local plants (excluding overseas CKD) [7] Domestic production plus overseas production							* New record

	2003	2004			2005
<Power Products>	Result	Forecast		% Change	Plan		% Change
	(Units)	(Units)			(Units)
Japan sales	464,287	440,000		94.8%	460,000		104.5%
Export sales	4,540,831	5,060,000	*	111.4%	5,540,000	*	109.5%
Total	5,005,118	5,500,000	*	109.9%	6,000,000	*	109.1%

Note: OEM engines for export have been included in Japan sales since 2001.							* New record

Ref.#C04-095

Honda to Strengthen Motorcycle Business in China

Tokyo, December 20, 2004 — Honda Motor (China) Investment Co., Ltd. (HMCI), a Honda subsidiary in China, today announced plans to establish a branch in Shanghai with the aim of strengthening its function as the regional headquarters for Honda’s motorcycle business in China. The Shanghai branch will be responsible for the development of business and product strategies for Honda’s motorcycle business in China as well as for supporting all motorcycle operations in China in areas such as marketing, service, quality and procurement. The branch will begin operations in spring 2005.

HMCI began operations as a wholly owned Honda subsidiary in April 2004, enabling Honda to comprehensively oversee its motorcycle, automobile, and power product businesses comprising 12 joint ventures and subsidiaries in China. It provides support in areas including overall business strategy development, public relations, corporate communications, and intellectual property management. Established as a holding company with partial ownership of each business operation, HMCI’s organizational structure enables Honda to allocate resources within the China region in a timely manner. The new Shanghai branch will facilitate further localization of motorcycle operations and adopt an agile management structure that is designed for the Chinese market.

In addition, Honda has been strengthening its motorcycle production operations. Both Sundiro Honda Motorcycle Co., Ltd. and Wuyang-Honda Motors (Guangzhou) Co., Ltd. will replace existing plants, which were built in the 1980s, in order to modernize their production systems. The new plants will achieve major improvements in production efficiency through the introduction of synchronized production and other systems. Moreover, the new plants are designed to allow for increased production capacity in the future. The new Sundiro Honda Tianjin and Wuyang-Honda plants will become operational by the end of January, 2005 and spring 2006, respectively.

Honda’s motorcycle business in China began in 1982 with the start of motorcycle production under a technology alliance with China Jialing Industrial Co., Ltd. Now, three joint ventures — Sundiro Honda, Wuyang-Honda, and Jialing-Honda Motors Co., Ltd. — are the driving forces of Honda’s motorcycle production and sales in China. In the area of R&D, Honda Motorcycle R&D China Co., Ltd. began operations in April 2003, as the first R&D facility wholly owned by a Japanese motorcycle manufacturer in China. These developments reflect Honda’s policy of promoting the localization of its operations in regions worldwide. Honda’s overall motorcycle sales forecast in China for 2004 is 930,000 units (up 34% from 2003), while production is expected to reach 1,150,000 units (up 38% from 2003). Motorcycle exports from China for 2004 are expected to reach 220,000 units (up 29% from 2003).

•	About Honda Motor (China) Investment Co., Ltd.

Established:	January 2004
Start of Operation:	April 2004
Capital Investment:	US$30 million (approximately 3.1 billion yen)
Capitalization Ratio:	100% Honda Motor Co., Ltd.
Representative:	Atsuyoshi HYOGO, President
Location:	Beijing, China
Employment:	Approx. 35 associates (as of December 2004)

• About Shanghai Branch of Honda Motor (China) Investment Co., Ltd.
Start of Operation:	Spring 2005
Representative:	Yasuo IKENOYA, Vice President
Location:	Shanghai, China
Employment:	Approx. 30 associates (Spring 2005 upon start of operations)

*(Combined employment at the two offices will be approximately 65 associates.)

ref. #C04-096

Honda to Expand Automobile Production Capacity in India

Tokyo, December 20, 2004 — Honda Motor Co., Ltd. today announced that Honda Siel Cars India Ltd. (HSCI), a Honda automobile production and sales subsidiary in India, plans to expand its annual automobile production capacity from the current 30,000 units to 50,000 units by the end of 2005 through expansion of the existing plant and by bolstering its weld and paint equipment. Total investment for this expansion is expected to be 1.34 billion rupee (approximately 3.15 billion yen).

Reflecting the healthy condition of India’s domestic economy, the overall automobile market in India has exhibited sharp growth and is expected to reach 1.35 million units in 2004 (a 24% increase from the previous year) – making India one of the largest automobile markets in Asia. Moreover, the market segment in which the Honda City and Accord are positioned is expanding and now accounts for more than 10% of the entire market. Due in part to strong sales of the City, HSCI’s total sales for 2004 is expected to reach 35,000 units, more than double the sales total of the previous year. Expanding production capacity will enable Honda to continue to meet growing demand in India.

•	Honda Siel Cars India Ltd.

Established:	December 1995
Start of Production:	December 1997
Capital Investment:	3.6 billion rupee
Capitalization Ratio:	99.9% Honda Motor Co., Ltd.
0.1% Siel Ltd.
Location:	New Delhi, India
Representative:	Hajime Yamada, President
Employment:	Approximately 1,400 associates
Production Models:	Accord, City
Annual Capacity:	30,000 units (to be expanded to 50,000 units by the end of 2005)

December 20, 2004

Summary of 2004 Year End CEO Speech

The business environment is becoming more difficult due to several factors including the escalating price of crude oil and sudden fluctuations in currency exchange rates. In this increasingly competitive environment, Honda maintains its focus on being a company that society wants to exist. We will also focus on strengthening the core elements that make Honda unique in each area of its activities including R&D, production and sales and service.

•	Honda will continue developing a strong and robust corporate structure to buffer the company from exchange rate fluctuations and other changes in the business climate by increasing the self-sufficiency and autonomy of each regional operation and by improving quality, cost and delivery in our parts sourcing efforts.

•	Honda will further enhance its sales and service by focusing on its customers. Our highest priority is customer satisfaction.

•	Honda will strengthen its R&D efforts by looking more than 10 years into the future. Honda’s goal is to continuously provide advanced products to our customers.

<<Initiatives for 2005>>

<Motorcycle Business>

2004 Worldwide Sales Forecast: 10.7 million units (up 23% from 2003)

Annual production in India reached 3.1 million units, while the annual production capacity in Indonesia will expand to 3 million units when a third plant becomes operational. In China, both Sundiro Honda’s Tianjin plant and Wuyang-Honda’s Guangzhou plant will be replaced by more advanced plants by the beginning of 2005 and spring 2006, respectively. In addition, a Shanghai branch of Honda Motor (China) Investment Co., Ltd., which functions as the regional headquarters, will begin operations in the spring of 2005. The Shanghai branch will promote further localization and work to strengthen our motorcycle business in China in conjunction with the modernized manufacturing facilities.

ATV production in North America will be consolidated at the South Carolina plant, while production of models such as the TRX450R will be transferred from Ohio to the Kumamoto plant in Japan, in order to further strengthen Japan’s function as the global hub in supporting expansion of overseas operations. The Forza model manufactured in Kumamoto has been well received due to its advanced S-Matic transmission and other features, and it became the industry’s best selling motorcycle in 2004 (excluding 50cc models). The end of a ban on tandem riding on highways and the introduction of a license for automatic transmission models in Japan will have a positive impact on the sales of Honda’s large scooter line-up which includes the Forza, Silver Wing, PS250, Fusion, and Foresight.

2005 Worldwide Motorcycle Sales Plan: 12.5 million units (up 17% from the previous year’s plan)

<Automobile Business>

In the fall of 2005, the Civic, with annual sales of more than 500,000 units worldwide, will undergo a full model change. Honda’s automobile business has advanced in step with the Civic. The Civic is now manufactured in Japan, North America, South America, Europe and Asia. Civic is a truly global car and will be produced in all six regions of Honda’s global operations when China begins Civic production in 2006. The Civic is a key model for Honda and will continue to drive Honda’s automobile business forward with its next full model change.

Automobile Production:

Based on Honda’s commitment to “build products close to the customer,” we have proactively pursued the localization of production. In the last three years, overseas auto production increased by more than 500,000 units. In order to strengthen our corporate structure to enable us to deal flexibly with currency exchange rate fluctuations and changes in the economic environment of each country, Honda will promote local production of engines and key drivetrain components, which require a high level of precision manufacturing.

•	U.S.

Honda will invest a total of US$270 million dollars in the U.S. for powertrain production.

•	In Georgia, Honda will establish an automatic transmission plant with an annual production capacity of 300,000 units.

•	In Alabama, production of crank shafts and connecting rods will be added.

•	In Ohio, local production of high precision transmission gears will begin - the first time for it to be done in the U.S.

•	China

With the increased capacity at Guangzhou Honda’s second plant, which is now under construction, the expanded capacity at Dongfeng Honda in Wuhan, and the capacity at the newly built export plant, Honda’s total annual production capacity in China will be doubled from the current 270,000 units to 530,000 units by the latter half of 2006. To support these expansions, Honda Engineering China will begin operation of a new facility to produce dies and conduct tests for mass production technologies in the fall of 2005.

•	Japan

By the end of 2005, casting and machining of diesel engines will be transferred from Honda Engineering to the Suzuka plant to increase mass production capability.

In each region, Honda will increase its exchange rate toughness and achieve qualitative improvements in quality, cost and the delivery competitiveness of parts by accelerating the localization of the production of powertrain components and manufacturing support functions.

Automobile – Japan:

2004 Domestic Sales Forecast: 740,000 units (up 1% from 2003)

In the spring of 2005, Honda will introduce a new model that offers new values in the small wagon segment. Teamed with the all-new Civic, Honda will strengthen its product lineup. E-dealer systems, now installed at all dealers, will fully conform to the Automobile Recycling Law at the beginning of 2005. This system enables Honda dealers to provide consistent service nationwide from the first price estimate to auto inspection and maintenance. Honda will fully utilize such IT systems to further improve its sales and service to achieve a 2005 sales goal of 770,000 units. Further, Honda is committed to put even greater focus on our customers and maximize the lifetime satisfaction of the cumulative 8.8 million Honda owners.

Automobile – North America:

2004 U.S. Sales Forecast: 1, 376,000 units (up approximately 2% from 2003)

In the spring of 2005, Honda will begin sales of the “Ridgeline” – Honda’s proposal for a next generation light truck. Civic, with annual sales of approximately 300,000 units in the U.S., will undergo a full model change in 2005 as well. Combined with these new models, Honda will enhance its product lineup to meet a wide range of customer needs—from passenger cars to light trucks.

The U.S. sales plan for 2005 is set at 1.45 million units based on our plan to launch new products with excellent fuel efficiency and environmental performance and to reach full capacity on the second production line in Alabama. In addition, a new Acura SUV will be launched at our Ohio plant in 2006.

Honda will strengthen the foundation of its automobile business in North America by enhancing its product lineup and by strengthening its production operations.

Automobile – Europe:

2004 European Sales Forecast: 253,000 units (up 16% from 2003)

Total automobile production at the Swindon, UK, plant is expected to exceed 190,000 units in 2004. All-time records are expected both for production and sales.

Sales of the Accord Diesel, introduced at the beginning of this year, has reached 20,000 units, which has helped increase total Accord sales in 2004 to 50,000 units, compared to 35,000 units in 2003. Looking ahead, Honda will launch the CR-V Diesel at the beginning of 2005, aiming to double sales of the vehicle. Further, the FR-V Diesel will be launched by the summer of 2005. By introducing these diesel models in segments with a high ratio of diesel sales, Honda will be better able to meet customer needs. The European sales plan for 2005 is set at 275,000 units.

The all-new Civic, Honda’s mainstay model in Europe, will become the fourth model to be equipped with Honda’s high-performance diesel when it undergoes a full change-over in early 2006.

In order to meet growing demand in Europe created by our enhanced diesel product lineup, Honda will dedicate the entire CR-V production capacity of the UK plant to meeting demand in the European market. At the same time, Honda has decided to begin local production of the CR-V at one of its plants in Ohio, to replace the supply from the UK, starting with the next generation CR-V.

Automobile – China:

The Chinese market is currently experiencing a temporary slow down; however, the mid-to-long term growth potential of the China auto market is still favorable and the market is expected to increase in size by 10 to 15% per year. China is moving into a truly competitive era and Honda has been working to establish a strong brand presence that clearly differentiates it from the competition in the areas of sales, service, and products. As a result, we have successfully established a business where demand always exceeds supply. Honda will continue to grow its business in China by introducing an all-new Odyssey in 2005 and all-new Civic in 2006 and by further strengthening our sales channels.

Automobile – Asia Oceania:

2004 sales are expected to exceed previous year sales in most countries in the Asia Oceania region including Korea, where sales through Honda dealerships began this year. Total sales in the Asia Oceania region for 2004 will reach 275,000 units – a 36% increase from the previous year. In India, the annual production capacity will be expanded to 50,000 units from the current 30,000 units. Production capacity also will be expanded in Indonesia, from the current 40,000 units to 50,000 units, as sales of the Fit have been strong since its introduction this year. The total Asia Oceania sales plan for 2005 is 310,000 units.

Honda’s total worldwide automobile sales for 2004 are expected to reach 3.16 million units (up 9% from 2003), with sales of 3.4 million units (up 8% from 2004) planned for 2005.

<Power Product Business>

2004 Worldwide Sales Forecast: 5.5 million units (up 10% from 2003)

•	New engine series

Honda’s proprietary electronic control technologies will be utilized to build a cleaner next-generation general-purpose engine with improved ease of use, high fuel efficiency, and low noise. This new engine will be introduced in 2005.

•	Cogeneration system

Domestic sales of Honda’s cogeneration systems showed a major increase in 2004, exceeding 9,000 units versus sales of 3,300 units in 2003. Honda’s cogeneration systems now provide electricity and heated water to more than 10,000 homes. Also, our cogeneration system was awarded the 2004 Prize for Natural Gas Industry Innovation in Germany. To take advantage of growing interest in our cogeneration system overseas, Honda plans to expand sales by promoting sales in overseas markets.

•	New plant for production of general-purpose engines in Kumamoto

Honda’s new general-purpose engine plant, with an annual production capacity of 1.25 million units, will begin production in Kumamoto next month. Production of general-purpose engines in Japan will be consolidated in this new plant to further improve production efficiency.

The worldwide sales plan for power products is set at 6 million units (up 9% from this year).

<R&D>

It is important to allocate adequate resources to our long-term research in order to continuously develop unique Honda technologies. At Honda, we strive to “advance scientific technologies which are innovative and unique,” and pursue development in areas including humanoid robotics, aviation, advanced materials and electronics. Advanced technologies in the areas of electronics and materials are essential to today’s automobile development. Honda believes that highly sophisticated and unique technologies such as control systems, image processing, sensory recognition, and aerodynamics, which we cultivate in our ASIMO and HondaJet R&D activities, will be a source of our competitive advantage in areas such as automobile development.

•	ASIMO

Honda just announced new technologies for ASIMO. Our new technologies increased response speed four times and enables ASIMO to quickly evaluate its environment and respond nimbly. We have also achieved human-like running with ASIMO, which is another step forward in our aim for ASIMO be useful in an office environment. We will continue to advance humanoid robotics and ASIMO.

•	Aviation Business

Honda established a joint venture with GE this year, which is a step toward the commercialization of our turbofan engine. GE-Honda is currently in talks with several air frame manufacturers as potential customers.

•	Fuel Cell

Honda positions the fuel cell as a power source for the future. In the U.S., a Honda FC Stack-equipped FCX was certified for commercial use in July, and the lease agreement of two units to the state of New York was signed in November 2004. The FCX also was certified in Japan this month, and a lease contract was concluded with the Hokkaido Government.

Looking more than 10 years into the future, Honda seeks to continue to be the industry’s technology leader by developing technologies with free, independent thinking and creative ingenuity.

<Environment & Safety>

Honda’s goal is not to simply comply with regulations, but to pass on the joy of mobility to future generations. Honda proactively develops and introduces environmental and safety technologies. With the objective of realizing safety for everyone, we consider safety for everyone on the road, including drivers, pedestrians, other vehicles and motorcycles.

•	Motorcycles

Following completion of our goal to introduce four-stroke engines to all models (except specialized models), Honda has decided to equip even more environmentally-friendly programmed fuel injection (PGM-FI) to all newly launched scooters in Japan by the end of 2007, and to most motorcycles worldwide by the end of 2010.

In the area of safety, Honda will equip all new 250cc class or larger touring and sports motorcycles and large scooters with an advanced “combined brake system,” incorporating a conventional brake with an anti-lock brake system by end 2007. And by end 2010, all Honda motorcycles 250cc class or larger, except off-road models, will be equipped with this type of brake.

•	Automobiles

In Japan, all Honda automobiles now comply with the 2005 emission regulations. Eleven models are certified as “Ultra” low emission vehicles and 16 models are certified as “Excellent” low emission vehicles. The unit percentage of “Ultra” and “Excellent” low emission vehicles totals 82% of all Honda vehicles, an industry leading penetration level.

In the area of safety, the Odyssey, Elysion, and Edix have already been certified as complying with the “pedestrian head protection standard” which will be implemented in Japan as of September 2005.

In the U.S. and Canada, the Accord Hybrid, equipped with a V6 hybrid engine went on sale this month. This vehicle employs our Variable Cylinder Management system which improves fuel efficiency and reduces greenhouse gas emissions. The Accord Hybrid is Honda’s third hybrid vehicle following introduction of the Insight and Civic Hybrid.

As for safety, anti-lock brake systems will become standard equipment for all Honda and Acura vehicles in the U.S. and Canada by the end of 2006, while front side airbags and side curtain airbags will be standard equipment on virtually all Honda and Acura vehicles. In addition, we have begun installing side curtain airbags and roll-over sensors as standard equipment on all light truck models.

Based on ASV-2, announced in 2000, Honda began introducing safety technologies such as a lane-keeping assist control, our Collision Mitigation Brake System, and intelligent night vision in our mass production vehicles. Next year, we will reveal ASV-3, which features even more advanced safety technologies.

Honda’s mission is to be the leader in safety and environmental technologies, always looking one step ahead.

<Motor Sports>

•	World Outdoor Trials Championship: In 2004, Takahisa Fujinami became the first Japanese to win the championship title. The Ministry of Education, Culture, Sports, Science and Technology of Japan honored Fujinami with the Sports Contributors Award.

•	MTB Down Hill: RN01 won the JCF Japan Series and NORBA Series in the US.

•	World Grand Prix: Honda won the 125cc and 250cc classes. In MotoGP, Honda won the Constructor’s Championship, but finished second in the Rider’s Championship. Honda begins the 2005 race season from the position of having to catch the leading rider. We will do our best to regain that title.

•	IndyCar: Honda won 14 of 16 races and the “triple crown” of driver, manufacturer, and rookie driver championships.

•	F1: Honda made great progress to finish in 2nd place for the Constructors title, compared to 5th place the previous year. Honda plans to make a 45% capital investment in B.A.R. With this new relationship, Honda will challenge for the World Championship.

<Conclusion>

Just as our racing activities are filled with behind the scene challenges and various successes and failures before we reach the spotlight on top of the podium, our operations in each region will be tested in today’s challenging environment and this will necessitate total commitment all the way down to the production of parts and to the strengthening of our global operations.

To this end, Honda is pursuing initiatives to revisit our origins as a company, to strengthen the core points that make Honda unique in each area, and to strengthen our initiative, technology and quality to become the number one company in providing “joy to our customers.”

What we mean by “strengthening the core points that make Honda unique” is that each individual associate advances and solves issues and problems based on the viewpoint that only those at the spot can possess, and that each associate proactively moves forward on their own initiative. In this way, Honda will represent the combined power of all individual associates who work to make their own dreams come true.

# # #

Ref.#C04-097

Honda’s Strong Overseas Sales Results in Increased Production and Exports

December 24, 2004 – Honda Motor Co., Ltd. today announced production, domestic sales, and export results for the month of November 2004. Strong sales of newly introduced models such as the all-new Acura RL (known as Legend in Japan) in the U.S. and the Jazz in Europe (known as Fit in Japan) contributed to November increases in domestic production as well as exports from Japan.

Domestic production for the month of November increased 2.4% compared to the same month a year ago. Overseas production increased 20.1% in November compared to the previous year due to increased production of light truck models including the all-new Odyssey in North America and increased production in Asia, especially in China.

Total domestic sales in November declined 1.2% compared to the same month a year ago, while sales of passenger cars and lights trucks increased 8.8% in November. Lower sales of mini-vehicles were due primarily to stabilizing demand for the all-new Life which was introduced in September last year. The Honda Fit was Honda’s best-selling car for the month and the industry’s second best-selling model for the month with sales of 12,193 units, exceeding sales of the same month a year ago. Honda’s second and third best-selling models were the Life and Odyssey, with sales of 10,582 and 5,638 units, respectively.

Total exports registered a major increase in November – up 31.8% compared to the same month a year ago. Strong exports to the U.S. of the all-new Acura RL and the newly introduced Accord Hybrid, and exports to Europe of the Jazz, Accord and new FR-V (known as Edix in Japan) contributed to this major increase.

PRODUCTION, SALES, EXPORTS (November 2004)

PRODUCTION

	November		Year-to-Date Total (Jan - Nov 2004)
	Units	Vs.11/03	Units	Vs.2003
Domestic	104,969	+2.4%	1,131,044	+5.8%
Overseas (CBU only)	173,707	+20.1%	1,788,486	+7.8%

Worldwide Total	278,676	+12.8%	2,919,530	+7.0%

OVERSEAS PRODUCTION

	November		Year-to-Date Total (Jan - Nov 2004)
	Units	Vs.11/03	Units	Vs.2003
North America	106,519	+10.8%	1,131,445	-3.4%
(USA only)	69,682	+13.1%	746,482	-5.2%
Europe	18,710	+12.0%	179,515	+5.2%
Asia	42,189	+59.0%	410,447	+48.5%
Others	6,289	+19.9%	67,079	+64.4%

Overseas Total	173,707	+20.1%	1,788,486	+7.8%

SALES (JAPAN)

Vehicle type	November		Year-to-Date Total (Jan - Nov 2004)
	Units	Vs.11/03	Units	Vs.2003
Passenger Cars & Light Trucks	35,835	+8.8%	438,746	-0.4%
(Imports)	590	-34.9%	8,387	-55.6%
Mini Vehicles	23,187	-13.5%	236,887	+1.6%

Honda Brand Total	59,022	-1.2%	675,633	+0.3%

EXPORTS (JAPAN)

	November		Year-to-Date Total (Jan - Nov 2004)
	Units	Vs.11/03	Units	Vs.2003
North America	21,770	+28.8%	218,161	-2.9%
(USA only)	19,198	+21.5%	197,661	-1.0%
Europe	15,816	+90.3%	133,877	+30.5%
Asia	1,768	-26.1%	16,537	-11.3%
Others	9,108	-0.4%	92,481	+20.5%

Total	48,462	+31.8%	461,056	+9.1%

For further information, please contact:

Shigeki Endo

Tatsuya Iida

Honda Motor Co., Ltd.    Corporate Communications Division

Telephone: 03-5412-1512

Facsimile: 03-5412-1545